Exhibit 99.1

Fly Leasing Reports Fourth Quarter and Full Year 2020 Financial Results

Dublin, Ireland, February 25, 2021 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the fourth quarter and full year of 2020.

Fourth Quarter 2020 Highlights
•	Net loss of $107 million, $3.51 per share
•	Non-cash impairment charge of $115 million
•	Sold two aircraft and one engine;17% premium to book value
•	Raised $180 million five-year Term Loan
•	Repaid FLY's $325 million 2021 Notes

2020 Full Year Highlights
•	Net loss of $67 million, $2.21 per share
•	Sold eight aircraft and three engines; 19% premium to book value
•	$25.88 book value per share
•	2.3x net debt to equity
•	$132 million of unrestricted cash and cash equivalents
•	Unencumbered assets of $180 million

“FLY’s financial performance continues to be impacted by the COVID pandemic which has had an unprecedented impact on global air traffic,” said Colm Barrington, FLY’s Chief Executive Officer. “In the fourth quarter global airline passenger traffic was 70% less than in the same quarter a year ago. Fortunately, as COVID vaccines reach the majority of populations and border testing becomes more efficient, we expect to see a lifting of government restrictions on travel and pent up demand returning passenger numbers towards pre-pandemic levels later in the year.”

“At year end, FLY’s book value was $25.88 per share, our net debt to equity ratio was 2.3 times and our unrestricted cash was $132 million," Barrington added. "FLY has now redeemed its 2021 unsecured notes, has no capital commitments in 2021 and no significant debt maturities until 2023. We remain in a strong position to weather the current difficult, but improving, market conditions.”

Financial Results

FLY is reporting a net loss of $107.0 million, or $3.51 per share, for the fourth quarter of 2020. This compares to net income of $75.2 million, or $2.43 per share, for the same period in 2019. The decrease in net income is primarily due to flight equipment impairment of $115.0 million.

Net loss for the year ended December 31, 2020 was $67.4 million, or $2.21 per share, compared to net income of $225.9 million, or $7.12 per share, for the year ended December 31, 2019.

Adjusted Net Income (Loss)

Adjusted Net Loss was $115.2 million for the fourth quarter of 2020, compared to Adjusted Net Income of $77.0 million for the same period in the previous year. On a per share basis, Adjusted Net Loss was $3.78 in the fourth quarter of 2020, compared to Adjusted Net Income of $2.49 for the fourth quarter of 2019.

For the year ended December 31, 2020, Adjusted Net Loss was $69.4 million, or $2.27 per share, compared to Adjusted Net Income of $245.9 million, or $7.75 per share, for the same period last year.

A reconciliation of Adjusted Net Income (Loss) to net income (loss) determined in accordance with GAAP is shown below.

Financial Position

At December 31, 2020, FLY’s total assets were $3.2 billion, including investment in flight equipment totaling $2.8 billion. Total cash at December 31, 2020 was $161.5 million, of which $132.1 million was unrestricted. The book value per share at December 31, 2020 was $25.88. Compared to the prior year, FLY's net debt to equity ratio at December 31, 2020 remained at 2.3x.

Flight Equipment Impairment

FLY recognized flight equipment impairment of $115.0 million in the fourth quarter of 2020, of which $106.0 million is related to two Airbus A330-300 aircraft expected to be returned by the lessee in 2021. These widebody aircraft are the only aircraft of their type in FLY's portfolio. The balance of the impairment charge is related to seven narrowbody aircraft that FLY expects to sell in 2021.

Aircraft Portfolio

At December 31, 2020, FLY had 84 aircraft and seven engines in its portfolio. FLY's aircraft and engines are on lease to 37 airlines in 23 countries. The table below does not include the engines.

Portfolio at	Dec. 31, 2020		Dec. 31, 2019
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320ceo Family	32	28%	34	28%
Airbus A320neo Family	1	2%	1	2%
Airbus A330	3	2%	3	6%
Boeing 737NG	40	39%	42	37%
Boeing 737 MAX	2	3%	2	3%
Boeing 757-SF	—	—	1	<1%
Boeing 777-LRF	2	11%	2	10%
Boeing 787	4	15%	4	14%
Total(1)	84	100%	89	100%

(1)	Includes six aircraft classified as held for sale as of December 31, 2019. No aircraft were classified as held for sale as of December 31, 2020.

At December 31, 2020, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 8.4 years. The average remaining lease term was 4.7 years, also weighted by net book value. At December 31, 2020, FLY's portfolio had contracted annualized rental revenue of approximately $307 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 4:30 p.m. U.S. Eastern Time on Thursday, February 25, 2021. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 2325318. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income (Loss) and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these risks. The extent to which the COVID-19 pandemic ultimately impacts FLY's business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income (Loss)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31,		Year ended Dec. 31,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Audited)	2019 (Audited)
Revenues
Operating lease rental revenue	$64,295	$88,622	$283,926	$391,142
End of lease income	5,150	48,394	14,124	78,781
Amortization of lease incentives	(1,244)	(1,237)	(3,578)	(5,590)
Amortization of lease premiums, discounts and other	(274)	39	(729)	66
Operating lease revenue	67,927	135,818	293,743	464,399
Finance lease revenue	134	149	557	618
Gain on sale of aircraft	4,286	14,691	36,003	97,323
Interest and other income	407	3,596	4,052	12,684
Total revenues	72,754	154,254	334,355	575,024
Expenses
Depreciation	33,364	32,029	129,561	140,798
Flight equipment impairment	115,000	—	115,000	—
Interest expense	26,472	29,935	103,292	137,133
Selling, general and administrative	8,489	9,131	30,902	35,304
Provision for uncollectible operating lease receivables	1,000	—	4,000	—
Loss (gain) on derivatives	1,714	(89)	1,648	2,720
Fair value loss on marketable securities	185	—	13,025	—
Loss on modification and extinguishment of debt	1,012	4,260	1,862	9,590
Maintenance and other costs	3,218	229	6,622	3,075
Total expenses	190,454	75,495	405,912	328,620
Net income (loss) before provision (benefit) for income taxes	(117,700)	78,759	(71,557)	246,404
Provision (benefit) for income taxes	(10,664)	3,601	(4,132)	20,527
Net income (loss)	$(107,036)	$75,158	$(67,425)	$225,877
Weighted average number of shares
- Basic	30,481,069	30,898,410	30,551,873	31,607,781
- Diluted	30,481,069	30,903,313	30,551,873	31,715,469
Earnings (loss) per share
- Basic	$(3.51)	$2.43	$(2.21)	$7.15
- Diluted	$(3.51)	$2.43	$(2.21)	$7.12

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	Dec. 31, 2020 (Audited)	Dec. 31, 2019 (Audited)
Assets
Cash and cash equivalents	$132,097	$285,565
Restricted cash and cash equivalents	29,432	52,738
Rent receivables, net	57,015	14,264
Investment in finance lease, net	10,396	11,639
Flight equipment held for sale, net	—	144,119
Flight equipment held for operating lease, net	2,529,428	2,720,000
Maintenance rights	279,124	290,958
Deferred tax asset, net	11,753	11,675
Fair value of derivative assets	2,085	4,824
Other assets, net	116,255	129,377
Total assets	$3,167,585	$3,665,159
Liabilities
Accounts payable and accrued liabilities	$18,135	$22,746
Rentals received in advance	8,724	16,391
Payable to related parties	4,058	10,077
Security deposits	36,439	40,726
Maintenance payment liability, net	203,684	219,371
Unsecured borrowings, net	296,876	619,407
Secured borrowings, net	1,642,242	1,695,525
Deferred tax liability, net	51,366	57,935
Fair value of derivative liabilities	46,169	27,943
Other liabilities	70,896	76,761
Total liabilities	2,378,589	2,786,882
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 30,481,069 and 30,898,410 shares issued and outstanding at December 31, 2020 and 2019, respectively	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	516,254
Retained earnings	312,967	380,392
Accumulated other comprehensive loss, net	(33,740)	(18,400)
Total shareholders’ equity	788,996	878,277
Total liabilities and shareholders’ equity	$3,167,585	$3,665,159

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Year ended Dec. 31,
	2020 (Audited)	2019 (Audited)
Cash Flows from Operating Activities
Net income (loss)	$(67,425)	$225,877
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Gain on sale of aircraft	(36,003)	(97,323)
Depreciation	129,561	140,798
Flight equipment impairment	115,000	—
Amortization of debt discounts and debt issuance costs	7,717	9,906
Amortization of lease incentives and other items	4,621	6,152
Provision for uncollectible operating lease receivables	4,000	—
Fair value loss on marketable securities	13,025	—
Loss on modification and extinguishment of debt	1,862	9,590
Provision (benefit) for deferred income taxes	(4,296)	20,449
Security deposits and maintenance payment liability recognized into earnings	(12,650)	(47,890)
Cash receipts from maintenance rights	2,725	4,637
Other	6,864	2,345
Changes in operating assets and liabilities:
Rent receivables	(54,170)	(10,668)
Other assets	3,073	(2,160)
Payable to related parties	(6,019)	5,615
Accounts payable, accrued liabilities and other liabilities	2,285	4,842
Net cash flows provided by operating activities	110,170	272,170
Cash Flows from Investing Activities
Purchase of flight equipment	(74,940)	(319,995)
Proceeds from sale of aircraft, net	187,154	824,116
Payments for aircraft improvement	(17,362)	(8,085)
Payments for lessor maintenance obligations	(521)	(2,110)
Purchase of marketable securities	—	(10,481)
Other	(536)	(2,059)
Net cash flows provided by investing activities	93,795	481,386

	Year ended Dec. 31,
	2020 (Audited)	2019 (Audited)
Cash Flows from Financing Activities
Security deposits received	4,009	4,369
Security deposits returned	(349)	(4,617)
Maintenance payment liability receipts	21,593	60,744
Maintenance payment liability disbursements	(13,196)	(22,567)
Debt modification and extinguishment costs	(230)	(2,052)
Debt issuance costs	(3,312)	(342)
Repayment of unsecured borrowings	(325,000)	—
Proceeds from secured borrowings	171,900	—
Repayment of secured borrowings	(229,786)	(698,989)
Shares repurchased	(6,516)	(32,871)
Net cash flows used in financing activities	(380,887)	(696,325)
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	148	(8)
Net (decrease) increase in unrestricted and restricted cash and cash equivalents	(176,774)	57,223
Unrestricted and restricted cash and cash equivalents at beginning of period	338,303	281,080
Unrestricted and restricted cash and cash equivalents at end of period	$161,529	$338,303

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$132,097	$285,565
Restricted cash and cash equivalents	29,432	52,738
Unrestricted and restricted cash and cash equivalents	$161,529	$338,303

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31,		Year ended Dec. 31,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Net income (loss)	$(107,036)	$75,158	$(67,425)	$225,877
Adjustments:
Unrealized foreign exchange loss (gain)	337	178	714	(271)
Deferred income taxes	(10,417)	4,486	(4,296)	20,449
Fair value changes on undesignated derivatives	1,871	(2,794)	1,643	(176)
Adjusted Net Income (Loss)	$(115,245)	$77,028	$(69,364)	$245,879
Average Shareholders’ Equity	$840,813	$838,525	869,649	774,145
Adjusted Return on Equity	(54.8% )	36.7%	(8.0% )	31.8%

Weighted average diluted shares outstanding	30,481,069	30,903,313	30,551,873	31,715,149
Adjusted Net Income (Loss) per diluted share	$(3.78)	$2.49	$(2.27)	$7.75

FLY defines Adjusted Net Income (Loss) as net income (loss) plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income (Loss) are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income (Loss) by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income (Loss) and Adjusted Return on Equity, in addition to GAAP net income (loss) and earnings (loss) per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income (Loss) and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different from those used by other companies.